52 Edison Court
Monsey, NY 10952
E:	info@gisser.com
W:	www.gisser.com
P:	845.356.8008
F:	845.356.8118

August 19, 2008

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Responses to Comments for:
Gisser Automotive Concepts, Inc.
Registration Statement on Form SB-2, Amendment No. 5
Comments Received June 26, 2008
File No. 333-145181

Dear Mr. Humphrey,

We have received your comments dated June 26, 2008 both by email via our Securities Counsel and USPS. Thank you again for your review of our submission by your agency.

In the following pages we have listed the responses to each of your comments and if applicable, have highlighted as redline the edits that we have added or changed for easier tracking in our S-1/A, previously SB-2/A. We have labeled this as Amendment No. 5 to our Registration Statement.

Please also consider an expedited review since these updated financials for the years ended April 30, 2008 and 2007 will become stale in only a few more weeks. We believe that we have followed your last comments and hope that our disclosures are finally acceptable.

Also enclosed are documents to clarify our responses to certain comments as noted.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC

Dilution, page 17

1. The requested revisions have been amended and highlighted in the updated filing.

2. The requested revisions have been amended and highlighted in the updated filing.

Dividend Policy, page 42

3. The requested revisions have been amended and highlighted in the updated filing and financial statement as Note I.

4.  Since inception, the Company has actually issued some stock in lieu of cash dividends on our preferred stock over the years. To clarify, we have edited our disclosures on page 42.

Additionally and to clarify further, we have edited the schedule for the Statement of Stockholders’ Equity that includes any of these dividends in each of the issuances as follows: “Issuance of stock for deferral of salary and loan payments, and preferred dividends in lieu of cash”.

Similarly, we have also edited Note E for the Stockholders’ Equity for each transaction to include the text “for the deferral of salary and loan payments in consideration of late payments, and preferred stock dividends in lieu of cash. “

If you will review the Statement of Stockholders’ Equity and Note E you will notice that there are no issuances of stock for the years ended 2006, 2007 and 2008. These shares that are due to be issued have been disclosed in the financial statements in Commitments and Contingencies.

5. The requested revisions have been amended and highlighted in the updated filing and financial statements.

6. When the Company becomes public, we will make the necessary recordings regarding these shares. It is the Company’s hope and intention to be able to pay these in cash rather than shares in the future. However, if the Company is still unable to, we intend on keeping the same provisions and to record the transactions as deemed appropriate as compensation or dividend expense using your recommendations.

Audited Financial Statements (Years Ended April 30, 2007 and 2006)

Statements of Operations, page F-3

7.  The requested revisions have been amended and highlighted in the updated financial statements.

8. The requested revisions have been amended and highlighted in the updated financial statements.

Statement of Stockholders’ Equity, page F-5

9. The requested revisions have been amended and highlighted in the updated financial statements.

Note G – Restatement, page F-18

10. The requested revisions have been amended and highlighted in the updated financial statements.

Interim Financial Statements (Nine Months Ended January, 31, 2008)

Statement of Operations, page F-3

11. The requested revisions have been amended and highlighted in the updated financial statements.

Note E, Stockholder’s Equity, page F-14

12.  The requested revisions have been amended and highlighted in the updated financial statements.

13.  Yes, the shares for the deferral of loans are included in the 794,286. No shares, however, are included in the 794,286 for the deferral of interest payments as no provisions in any agreement exist for any such issuance of shares for interest payment deferral only loan payment deferrals. Therefore, no additional valuation or recording is required. We have amended Note F paragraph 4 on page F-18 to further clarify these disclosures.

Note F – Commitments and Contingencies, page F-17

14.  Yes, the Company has accrued the total unpaid liability since 1997 as “Accrued salaries to related parties”. We have also been expensing the applicable earned amount of salary expense for each year which is included in our Statement of Operations line item SG&A.

15. The Amendment to the “Additional Benefits” clause dated March 7, 2008 for all employees has been updated and redated to April 30, 2008 to address the next comment. As such, we have included all amended employee agreements for that date...

16. As noted above, the Company has further edited the “Additional Benefits” clause dated March 7, 2008 for all employees which now addresses shares issued subsequent to March 7, 2008. The Company anticipates that it will not have any repurchase provision in the foreseeable future for the shares in question after April 30, 2008 as well. Please see the four amended employee agreements “GAC - Employment Agreement - First Last (Amended 4-30-08)” and the requested new footnote on the bottom of page F-18.

17. As recommended and to record all costs of doing business and to be in compliance with GAAP, we have amended our Balance Sheet, Statement of Cashflow and Statement of Operations to include all options earned but not yet exercised (Common Stock to be Issued) through the statement date.

18. As per your suggestion in the previous comments, we have accounted for these shares as though they have been earned. We have therefore accounted for these shares in “Stock to be Issued” for all years including those in our year end 2008.

19. There have been no changes in our accounting method since inception regarding these and we have not adopted any other methods on May 1, 2006. Please refer to our previous disclosure in NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES and also noted below:

Stock-Based Compensation (continued)

SFAS No. 123(R) requires employee compensation expense to be recorded using the fair value method. This standard was effective as of the first interim or annual fiscal period that began after December 15, 2005. The Company accounts for employee stock based compensation in accordance with the provisions of SFAS 123 (R), and has since its adoption. For non-employee options and warrants, the company uses the fair value method as prescribed in SFAS 123(R), and has done so since inception.

20. We have revised our financial statements to comply with your comments. We believe we have disclosed all corrections and restatements and have labeled them as such.

Age of Financial Statements

21.  The requested revisions have been amended and highlighted in the updated financial statements. Again it is our understanding that the age of our financial statements are good for the next several weeks. We request an expedited review of the new information you have requested and hope that what we have provided will result in a Notice of Effectiveness. If you notice anything that may need editing, perhaps you can contact us by phone at the number above so we can make those changes, if any, expeditiously using the two year audits we have provided in this 5th amendment.

Accountants’ Consent

22.  The requested updated accountant’s consents have been highlighted in the updated filing.

Signatures, page 57

23. The requested updated signatures were amended in the filing. We have indicated the capacity or capacities of each person who signs as requested.

EMPLOYMENT AGREEMENT (Amended)

Monsey, New York
April 30, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Daryl K. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date April 30, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT (Amended)

Monsey, New York
April 30, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Nolan M. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date April 30, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT (Amended)

Monsey, New York
April 30, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Herman G. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date April 30, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT (Amended)

Monsey, New York
April 30, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Rivkah Nachmias (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date April 30, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.